SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company (the “Company”), regarding the 2005 audited financial results of the Company.

February 27, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC From 17-C with a press release attached thereto regarding the 2005 audited financial results of the Company.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 27, 2006

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the 2005 audited financial results of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,193,261 As of January 31, 2006	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  27 February 2006

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Press Release

FULL YEAR 2005 CONSOLIDATED NET INCOME REACHES P34 BILLION;

FINAL DIVIDEND OF P28 PER SHARE DECLARED;

DEBTS REDUCED BY US$713 MILLION

  PLDT reports consolidated net income of P34 billion for the year 2005, 22% higher than P28 billion in 2004
  Core net income at P31 billion, before gains from foreign exchange and derivative transactions, an increase of 9% from previous year
  Consolidated service revenues up 5% year-on year to P121 billion; wireless service revenues increase 8% to P75 billion
  Consolidated EBITDA reaches P79 billion; consolidated EBITDA margin improves to 65% of service revenues
  Consolidated free cash flow expands to P51 billion, up from P37 billion last year
  PLDT reduces consolidated debt by US$713 million

MANILA, Philippines, 27th February 2006 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the fiscal year 2005, reporting a consolidated net profit of P34.1 billion, an increase of 22% from the P28.0 billion net profit reported last year. This year’s results benefited from the recognition of foreign exchange translations gains and certain deferred tax assets while last year’s results benefited from a P4.4 billion gain realized from the Piltel debt exchange transaction. Consolidated net income, before gains from foreign exchange and the Piltel debt exchange transaction, rose to P31.3 billion in 2005, 9% over the net income of P28.7 billion in 2004. Service revenues for the PLDT Group increased by 5% to P121.1 billion. Consolidated EBITDA improved by 12% to P78.9 billion while EBITDA margin rose to 65% compared to 61% in 2004.

The Group’s consolidated balance sheet continued to strengthen with the consolidated debt balance down to US$2.1 billion. The PLDT Group reduced debts by US$713 million, ahead of the stated target of US$500 million set at the beginning of the year. Debt to EBITDA and debt to free cash flow ratios improved to 1.4 times and 2.2 times, respectively.

Consolidated free cash flow surged 37%, to P51.2 billion in 2005 from P37.3 billion in 2004. Approximately 80% of cash flows were utilized to pay down debt with the balance being used to pay out cash dividends. Earlier today, the Company’s Board of Directors declared a final dividend of P28 per share. Added to the previously paid interim dividends aggregating P42 per share, total dividends for the year will be P70 per share, representing a payout of slightly over 40% of 2005 core earnings.

“We are extremely pleased to announce the declaration of a final dividend for 2005 of P28 per share, bringing total dividends to P70 per share. We are taking advantage of the Group’s excellent cash flow position and profits to take care of the two stakeholder groups most important to us – our shareholders, through increasing dividend payouts, and our customers, by introducing new and innovative products and services”, stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Upholding Market Leadership

Consolidated wireless service revenues rose to P74.7 billion for the full year 2005, 8% higher than the P69.0 billion realized last year, with cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”) continuing their solid performance. Service revenues of P19.7 billion in the fourth quarter were 6% higher than the third quarter revenues due to the increased usage normally associated with the holiday season.

Consolidated wireless EBITDA improved by 13% to P49.5 billion in 2005 from P43.8 billion in 2004 while EBITDA margins improved to 66%.

The PLDT Group’s total cellular subscriber base for the year grew by 1.2 million to 20.4 million. The effect of the termination of SIM-swapping activities in May 2005 manifested itself in the third and fourth quarters as the PLDT Group reported net disconnections of approximately 380,000 subscribers for the period compared to net activations of 1.6 million in the first half of 2005. For the year, Smart recorded net additions of approximately 828,400 subscribers while Talk ‘N Text added about 372,000 subscribers to end 2005 with 15.4 million and 5.0 million subscribers, respectively.

Smart also had 25,000 subscribers on its Smart Wi-Fi service. Launched in June 2005, Smart Wi-FI offers wireless broadband services in areas that are inaccessible to PLDT’s myDSL service. By piggy-backing on Smart’s cellular infrastructure and tapping PLDT’s fiber optic backbone, Smart Wi-Fi’s deployment has been rapid and cost-effective. As a result, there are now over 1,000 wireless broadband base stations providing high-speed internet access to a growing number of customers all over the country at very affordable rates.

In 2005, Smart launched a series of promotions to serve the apparent market demand for fixed rate or “bucket” plans for voice and text services. Over the course of the year, the promotion, branded as Smart 258, took on several variations involving changes in load denominations and periods of network availability, all designed to enhance value to subscribers. Current offerings include Smart 258 Unlimited Text, Smart Load “All Text” and the P10 flat rate promotion. Smart’s unlimited offerings have been refined to ensure that network quality for all subscribers is preserved while encouraging a steady level of top-ups.

In December 2005, the National Telecommunications Commission awarded Smart a 3G license after Smart garnered the only perfect score based on the regulatory body’s grading system designed to gauge the capability of operators to effectively provide extensive 3G services. Less than two months later, on February 14, 2006, Smart opened its 3G network in selected key cities nationwide, making video calling, video streaming, high speed Internet browsing and special 3G content downloads on its 3G network available on a free trial basis to subscribers with 3G handsets. This makes Smart the first and only mobile operator in the Philippines to currently offer 3G services to the public. To date, Smart already has 3G presence in key areas in Metro Manila as well as in major cities nationwide.

“Once again, we have proven our ability to innovate and fast track with our introduction of 3G last February 14. We encourage everyone with 3G handsets to take advantage of the free trial period and see what 3G has to offer,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart’s cellular network has expanded to 38 switches and 5,982 base stations covering over 99% of the country’s population. As of today, only 13 out of the 1,610 municipalities in the Philippines are not covered by Smart’s extensive network. Capital expenditures were P9.0 billion for the full year 2005.

Free cash flow generated by the wireless business swelled to P37.8 billion in 2005 from P22.9 billion in 2004. Smart distributed a total of P25 billion to PLDT in 2005, of which P5 billion was paid in the fourth quarter.

“The continued pressure on disposable income with the implementation of EVAT will pose a challenge to top line growth but we have a number of services in the pipeline which will make telecommunications even more affordable and accessible to Filipinos,” Nazareno added.

PLDT Fixed Line: Forging Ahead

Fixed Line service revenues improved to P49.7 billion in full year 2005 from P48.5 billion last year due to a significant increase in data revenues which more than offset declines in local exchange, NLD and ILD revenues. Our dollar-linked revenues arising from the local exchange and ILD businesses were negatively impacted by the appreciation of the peso.

Retail DSL continued its strong growth as broadband subscribers reached close to 90,000 with another 380,000 subscribers using our Vibe dial-up Internet service. This subscriber base is expected to increase even further as network coverage expands and new bundling schemes are introduced.

Cash operating expenses for the Fixed Line business were almost 5% to P18.8 billion mainly due to increases in selling and promotion expenses, compensation and benefits, and taxes and licenses.

EBITDA in the full year 2005 increased by 9% to P28.9 billion and EBITDA margin improved to 58% compared with 54% last year. The increase in EBITDA also takes into account the significant decline in the provision for doubtful accounts brought about by improved collections.

Depreciation expenses doubled to P20.2 billion for 2005 from P10.1 billion in 2004 due to a change in the estimated useful lives of certain fixed assets in line with the upgrade to the next generation network.

Capital expenditures for the year 2005 were P5.5 billion, which represented mainly the upgrade to the Next Generation Network, principally in respect of the IP core, transmission and access facilities. The upgrade is expected to take place over a three-year period.

PLDT’s free cash flow in 2005 remained robust at P37.5 billion, supplemented by the P25 billion distributed by Smart. Accordingly, PLDT Fixed Line reduced its debts by US$574 million during the period, thus bringing its debt balance to about US$1.4 billion as of the end of 2005. Interest costs decreased by over P1 billion to P9 billion during the year, reflecting the benefits of PLDT Fixed Line’s aggressive deleveraging strategy.

"Capex for 2006 is expected to rise significantly to P9 billion for the Fixed Line business alone as we accelerate the implementation of our next generation network. We enter into this new investment phase with renewed confidence as the Company is on a sound financial footing and well ahead of our targets in terms of debt reduction, dividend payments to shareholders and financial ratios," declared Nazareno.

ePLDT: Gaining in Importance

ePLDT, the Group’s information and communications technology arm, reported service revenues of P3.0 billion for 2005, a 42% increase from P2.1 billion last year, as its various business segments continued to post improved results.

Consolidated call center revenues continued to lead the way, growing 52% to P1.9 billion as a result of increased capacity utilization and upward price adjustments for additional programs being handled. Combined call center seats reached 3,300, making ePLDT one of the largest call center operators in the country. Ongoing expansion will increase capacity to 6,000 seats by the end of this year.

ePLDT’s other business segments, which include NetopiaTM, the VitroTM Data Center and other Internet-related services, registered significant revenue improvements as well, as their combined service revenues increased by 27% to P1.0 billion for the year 2005, compared to P867 million in last year.

Netopia undertook a significant expansion in 2005, opening 60 company-owned and franchised internet cafes. Netopia now has 181 internet cafes nationwide. The cafes have over 8,200 PCs and serve approximately 2.7 million internet and PC users each month.

In 2005, VitroTM Data Center increased its capacity utilization by 75% and is now host to all of the country’s online gaming services. Vitro is also being positioned as a regional hub for data content and applications. Last January, the data center was awarded a BS 7799 Certification from TUV Philippines, the first purposely-built data center in the country to have received such a certification, thus assuring Vitro’s clients of the employment of best practices to ensure the safety of their mission-critical data within Vitro.

ePLDT also recently augmented its position in the online gaming industry by acquiring a majority stake in Level Up!, the pioneer and leading publisher of online games in the country. Together with netGames, its own online gaming company, ePLDT hopes to solidify its position as the premiere online gaming company in the Philippines.

“ePLDT is aligning itself with the Group’s strategy of bringing rich and compelling content not only to its internet subscribers and users but to mobile subscribers as well, eventually. In so doing, it is anticipated that demand for wired and wireless broadband services will further increase. In addition, ePLDT aspires to position itself as one of the leading content aggregators in the country. We continue to develop businesses that will bring both strategic and financial value to the Group”, said Ray C. Espinosa, ePLDT President and CEO.

PLDT Group: Partnering in Development

The PLDT Group continues to invest in the Philippines by ploughing back a significant percentage of its profits into making communications accessible to every Filipino. In the past seven years, the Group has invested US$2.7 billion in telecommunications infrastructure, representing an investment of P42 for every P100 of EBITDA earned. As a result, our networks provide telecommunications coverage to over 99% of the Philippine population today. In addition, we supply international and domestic connectivity to more than 300 call centers, BPOs and other ICT-related businesses. By enabling these sectors and expanding our own businesses, we generate employment opportunities for more Filipinos. We also continue to be one of the leading taxpayers in the country.

More importantly, our world-first innovations have benefited Filipinos by giving them “value for money” products and services with our prices being amongst the lowest in the world. These innovations have also contributed to the growth in the domestic economy by launching a proliferation of micro-enterprises engaged in the electronic loading business. Moreover, our corporate social responsibility program focuses on education and entrepreneurship as well as partnerships with national programs such as Gawad Kalinga.

“We are a serious partner in this country’s economic growth and welfare. Since 1998, we have been relentless in making PLDT a world-class company with management practices, corporate governance and operating results that are equally world-class. That commitment continues today. It should be noted that our performance has not been a result of our size but rather, our commitment to innovation and the focused execution of our business plans. After several years of significant expansion, our businesses are approaching a “tipping point” as we embrace new technologies that could provide exciting opportunities for growth. We are committed to optimizing technologies by investing in a next generation network, broadband and 3G while maximizing our current networks. Seen in the context of the future, our strong financial results are in fact critical in underpinning the next round of significant investments required for the next generation infrastructure,” commented Pangilinan.

Outlook for 2006

“Because we expect a more challenging operating environment, we have chosen to take a prudent view of our 2006 prospects. Growth in core earnings will be benign as revenue growth moderates. Cash flows will remain robust despite higher capital expenditures. We will still aim to increase shareholder returns by raising dividends to at least 50% of 2006 earnings and continue strengthening our balance sheet by reducing debts by at least another US$300 million. In effect, we anticipate 2006 to be a year of transition as we lay the groundwork for future growth before reaping the benefits in 2007 and onwards,” concluded Pangilinan.

###

(a)      As restated

(b)      EPS based on reported net income

(c)       Net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items

(d)      EPS based on net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Archipelago Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: February 27, 2006